Citigroup Managed Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

by Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275


Ladies and Gentleman:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated June 30, 2007 to the Partnership's prospectus dated April 30, 2007.

Should you have any questions, please telephone me at (212) 559-5046.


Very truly yours,

By: /s/ Jennifer Magro
        --------------
        Jennifer Magro
        Chief Financial Officer and
        Director


Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                    June 2007

The net asset value for Citigroup Diversified Futures Fund L.P. was $977.12 per unit at the end of June, up 3.9% for the month and up 4.4% year to date.

The Fund was positive for the month of June, as losses in metals and indices markets were offset by profits from trading in fixed income, currency and grains markets.

Trading in June was characterized by the continuation of prevailing trends in the financial sectors and an increase in volatility in most markets. Trading in the fixed income sector was profitable for the month as both global and domestic bond yields continued higher causing prices to fall. Profits were also earned in currency markets as both the U.S. dollar and the Japanese yen continued to depreciate against most major currencies, particularly the Swiss franc, New Zealand dollar and Australian dollar. Grains markets posted modest gains primarily in the soybean and wheat complex. Soybeans rallied to a multi-year high on speculation that supplies may suffer as hot weather in the U.S. continues. Wheat prices rallied on increased demand, rendering gains for the Fund.

Losses were taken in metals markets on prolonged price declines in base metals such as nickel throughout the month. The indices market was range bound and dominated by sharp reversals, resulting in losses for the sector.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                             For the Period June 1,
                              Through June 30, 2007

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ---------
Realized gains from trading            $52,150,324       6.15%
Change in unrealized gains/losses
     from trading                      (15,124,545)     (1.78)
                                        ----------       ----
                                        37,025,779       4.37
Less, Brokerage commissions
     and clearing fees ($319,555)        4,469,917       0.53
                                        ----------       ----
Net realized and unrealized gains       32,555,862       3.84
Interest Income                          2,497,907       0.29
                                        ----------       ----
                                        35,053,769       4.13
                                        ----------       ----
Less, Expenses:
     Management fees                     1,392,817       0.16
     Incentive fees                      1,319,598       0.16
     Other expenses                         86,791       0.01
                                        ----------       ----
                                         2,799,206       0.33
                                        ----------       ----
Net income                              32,254,563       3.80%
                                                         ====
Additions (4,831.4929 L.P. units
at May 31, 2007 net asset
value per unit of $940.91)               4,546,000
Redemptions (12,875.9983 L.P. units
at June 30, 2007 net asset
value per unit of $977.12)             (12,581,395)
                                        ----------
Increase in net assets                  24,219,168
Net assets, May 31, 2007               833,579,143
                                       -----------
Net assets, June 30, 2007             $857,798,311
                                       -----------
Net Asset Value per unit
  ($857,798,311 / 877,883.9304 Units)       $977.12
                                             ======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


By: /s/  Jennifer Magro
         ---------------
         Jennifer Magro
         Chief Financial Officer and Director
         Citigroup Managed Futures LLC
         General Partner, Citigroup
         Diversified Futures Fund L.P.